Exhibit 99.1
NAVIOS MARITIME HOLDINGS INC.
Announces Agreements with Navios Maritime Partners L.P. to
•	Sell All of its Rights to the “Navios Sagittarius” for $34.6 million
•	Receive 1.0 Million Subordinated Units for Replacing the Purchase Obligation for the Capesize TBN I with a 12-Month Option
PIRAEUS, GREECE — June 9, 2009 - Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, announced today that it has agreed to sell all of its rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt to Navios Maritime Partners L.P. (“Navios Partners”) for $34.6 million in cash. Navios Holdings has also agreed to grant a 12-month option to Navios Partners to purchase the Capesize TBN I for $125.0 million in place of Navios Partners’ prior purchase obligation.
Angeliki Frangou, Chairman and CEO of Navios Holdings commented “The agreement provides a commercially sensible resolution to Navios Partners’ outstanding purchase obligation and demonstrates Navios Holdings’ continued support of Navios Partners. Navios Holdings will benefit from continued ownership of the TBN I as the Capesize vessel is chartered-out for 5 years and is expected to generate about $15.3 million of EBITDA annually.”
TBN I
Navios Holdings committed to purchase the Capesize TBN I for $120.0 million in 2007. Navios Holdings has already paid $38.0 million and will finance the $82.0 million balance through a $60.0 million loan and $22.0 million of cash on its balance sheet. The material terms of the loan have been preliminarily agreed with a major commercial bank and are expected to include (1) $60.0 million principal amount, (2) 10-year term, (3) favorable amortization, and (4) covenants in line with Navios Holdings’ existing loan agreements.
The TBN I is subject to a 5-year time charter for $47,400 (net) daily rate with a quality counter party. This charter has been insured by an AA+ rated European Union governmental agency and is expected to generate approximately $15.3 million of EBITDA annually.
TBN I: Receipt of 1.0 Million Subordinated Units 12-Month Option Agreement
Navios Holdings has relieved Navios Partners from its obligation to purchase the Capesize TBN I for $130.0 million and, upon delivery of the TBN I to Navios Holdings, will grant Navios Partners a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings will receive 1.0 million of subordinated units; these units will not be eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the required offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).
Cash Flow: Long Term and Insured
Following the above transactions Navios Holdings continues to have a stable base of revenue and cash flow. Navios Holdings’ charter-out contracts have been fully insured by an AA+ rated European Union governmental agency. The table below sets forth the details for 2009 through 2012.

	Available Days	Contracted	Average Daily
Year	Fixed	Revenue	Charter-out Rate
2009	98.0%	$250.2	$25,729
2010	77.5%	$288.2	$31,415
2011	54.0%	$241.1	$36,044
2012	47.6%	$225.2	$37,117
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement, as amended.
For more information about Navios Holdings please visit our website: www.navios.com.
Safe Harbor
This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios Holdings). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios Holdings’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios Holdings does not assume any obligation to update the information contained in this press release.
Forward-Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com